UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                  NEOSTEM, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

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                                    640650305
                                 (CUSIP Number)

                                  Mark Weinreb
                                c/o NeoStem, Inc.
                         420 Lexington Avenue, Suite 450
                               New York, NY 10170
                                  212-584-4180

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 27, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         640650305
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      1. Names of Reporting Persons.

                                  Mark Weinreb
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      2. Check the  Appropriate  Box if a Member of a Group (See  Instructions):
      (a) |_|                        Not
      (b) |_|                     Applicable
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      3. SEC Use Only

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      4. Source of Funds (See Instructions): OO

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      5. Check if Disclosure  of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e): |_|

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      6. Citizenship or Place of Organization: United States

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      Number of            7.  Sole Voting Power:                213,423*
                               -------------------------------------------------
      Shares Beneficially  8.  Shared Voting Power:                    0
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      Owned by
      Each Reporting       9.  Sole Dispositive Power:           213,423*
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      Person With          10. Shared Dispositive Power:               0
                               -------------------------------------------------

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      11    Aggregate Amount Beneficially Owned by Each Reporting Person:
            213,423*
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): |_|

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      13. Percent of Class Represented by Amount in Row (11): 4.8%*

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      14. Type of Reporting Person (See Instructions): IN

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* Includes  options to purchase up to 120,500 shares of common stock,  par value
$.001 per share (the "Common Stock"), of NeoStem, Inc., formerly known as Phase III Medical, Inc. (the "Company"), which are exercisable within sixty days of this Schedule 13D. Excludes options to purchase 40,000 shares of Common Stock which are not exercisable within sixty days of this Schedule 13D. These numbers reflect a one-for-ten reverse stock split of the Common Stock that was effective August 31, 2006 and a one-for-ten reverse stock split of the Common Stock that was effective August 9, 2007.

This Amendment No. 3 to Schedule 13D is being filed by the undersigned to amend and supplement the Schedule 13D filed April 29, 2005, as amended, with respect to the shares of common stock, par value $.001 per share (the "Common Stock"), of NeoStem, Inc.

Item 1.     Security and Issuer

     Item 1 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

     This statement on Schedule 13D (the "Schedule 13D") relates to shares of Common Stock of NeoStem, Inc., a Delaware corporation formerly known as Phase
III Medical, Inc. (the "Company"). The principal executive offices of the Company are located at 420 Lexington Avenue, Suite 450, New York, NY 10170.

     On August 29, 2006, the Company's stockholders approved an amendment to its Certificate of Incorporation to effect a reverse stock split of the Common Stock, at a ratio of one-for-ten shares, and to change the Company's name from Phase III Medical, Inc. to NeoStem, Inc. The reverse stock split was effective on August 31, 2006. On June 14, 2007, the Company's stockholders approved an amendment to its Certificate of Incorporation to effect another reverse stock split of the Common Stock, at a ratio of up to one-for-ten shares in the event it was deemed necessary by the Company's Board of Directors in order to be accepted onto a securities exchange. On July 9, 2007, the Board of Directors approved a one-for-ten reverse stock split to be effective upon the initial closing of a public offering of the Company's securities in order to satisfy the listing requirements of the American Stock Exchange. On August 9, 2007 the reverse split was effective and the Company's Common Stock commenced trading on The American Stock Exchange under the symbol "NBS."


Item 2.     Identity and Background

     Item 2 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

     This Schedule 13D is being filed by Mark Weinreb. Mr. Weinreb's principal occupation is President of the Company. Mr. Weinreb's business address and the Company's principal business address is 420 Lexington Avenue, Suite 450, New York, NY 10170. Mr. Weinreb is a citizen of the United States.

     During the past five years, Mr. Weinreb has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Weinreb has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

      Item 3 of this Schedule 13D is amended by adding at the end thereof the following:

     The numbers used below reflect a one for ten reverse stock split of the Common Stock that was effective August 31, 2006 and a one for ten reverse stock split of the Common Stock that was effective August 9, 2007.

     On December 5, 2006, the Compensation Committee of the Company's Board of Directors approved a grant to Mr. Weinreb of options to purchase up to 10,000 shares of Common Stock at an exercise price of $6.00 per share, pursuant to the Company's 2003 Equity Participation Plan (the "Plan"), to vest upon the achievement of certain business milestones. In connection with Mr. Weinreb's entering into a supplement to his employment agreement effective January 26, 2007, the vesting of such options was accelerated and they became vested in their entirety on such date.

     On  September  27,  2007 (as later  amended  on  November  12,  2007),  the
Compensation Committee of the Company's Board of Directors approved the following grants to Mr. Weinreb: (i) 30,000 shares of restricted stock pursuant to the Plan, in his capacity as a member of the Board of Directors, 15,000 of which are scheduled to vest on April 1, 2008 and 15,000 of which are scheduled to vest on September 27, 2008 subject to Mr. Weinreb's continued service; (ii) 10,000 shares of restricted stock pursuant to the Plan, 5,000 of which are scheduled to vest on April 1, 2008 and 5,000 of which are scheduled to vest on September 27, 2008, subject to Mr. Weinreb's continued employment; (iii) options to purchase 10,000 shares of Common Stock pursuant to the Plan, which vested immediately; and (iv) options to purchase 40,000 shares of Common Stock pursuant to the Plan, that vest upon the achievement of certain business milestones. On October 2, 2007 and October 12, 2007, respectively, two of these business milestones were achieved and options to purchase 15,000 and 15,000 shares of Common Stock, respectively, vested on such dates.


Item 4.     Purpose of Transaction

     The securities described in Item 3 were granted to Mr. Weinreb as compensation for services. Mr. Weinreb does not have any present plans or proposals which relate to or would result in the types of events described in clauses (a) through (j) under Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

     Item 5 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

     As of September 27, 2007, there were 4,300,668 shares of Common Stock outstanding. As of such date, Mr. Weinreb was the beneficial owner of an aggregate of 213,423 shares of Common Stock, or 4.8% of the outstanding shares of Common Stock. This number includes options to purchase up to 120,500 shares of Common Stock (inclusive of options to purchase an aggregate of 30,000 shares of Common Stock which vested pursuant to the achievement of certain business milestones in October 2007, as noted in Item 3 hereof), which are exercisable within sixty days of this Schedule 13D. Mr. Weinreb has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of such shares. Although the issuances of securities described in Item 3 caused Mr. Weinreb's beneficial ownership of the Common Stock to increase by more than 1% as of September 27, 2007, Mr. Weinreb ceased to be the beneficial owner of more than five percent of the Common Stock of the Company due to the increase in the number of shares of Common Stock outstanding as a result of the initial closing of the Company's public offering of securities on August 8, 2007.

     Except as described in Item 3 of this Amendment, during the past sixty days, there were no purchases of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Mr. Weinreb or any person or entity controlled by Mr. Weinreb or any person or entity for which Mr. Weinreb possesses voting control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Mr. Weinreb or any person or entity controlled by Mr. Weinreb or any person or entity for which Mr. Weinreb possesses voting control over the securities thereof.

Item 6.     Contracts,  Arrangements,   Understandings  or  Relationships  with
            --------------------------------------------------------------------
            Respect to Securities of the Issuer
            -----------------------------------


            Not Applicable.


Item 7.     Material to be Filed as Exhibits
            --------------------------------


            Not Applicable.

     Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 15, 2007



                                          By:  /s/ Mark Weinreb
                                               ---------------------------------
                                                 Mark Weinreb



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).